FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the Month of June, 2006
Commission File Number 333-8880
MEXICAN SATELLITES, a Mexican Company of Variable Capital
(Translation of registrant’s name into English)
SATÉLITES MEXICANOS, S.A. DE C.V.
Rodolfo Gaona #86
Col. Lomas de Sotelo
11200, Mexico, D.F.
Mexico
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures
EX-99.1: PRESS RELEASE

Press Release Announcing Filing of Executed Restructuring Plan
On June 2, 2006, we made a public announcement in Mexico that Thomas Heather, the Conciliador in our Concurso Mercantil proceeding, filed our executed restructuring plan on June 1, 2006 with the Mexican court where our Concurso Mercantil is pending. The press release regarding this announcement is attached hereto as Exhibit 99.1.
Exhibit No. 99.1      Press Release of Satélites Mexicanos S.A. de C.V., “Conciliador Files Executed Restructuring Plan with Mexican Bankruptcy Court,” released June 2, 2006 in Mexico City to Mexican press outlets.
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATÉLITES MEXICANOS, S.A. DE C.V. (Registrant)
Date: June 7, 2006	By:	/S/ Cynthia Pelini
Cynthia Pelini
Chief Financial Officer